UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            SCOTT TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.10 Per Share
                Class B Common Stock, Par Value $.10 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                       Class A Common Stock - 810022103
                       Class B Common Stock - 810022202
                       --------------------------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 16, 1998
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 17


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 2 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 3 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                     Page 4 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 5 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022103, 810022202   SCHEDULE 13D                   Page 6 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022103, 810022202   SCHEDULE 13D                   Page 7 of 17

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock 1,184,213**
   BENEFICIALLY                               Class B Common Stock 1,503,333**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                       1,184,213**
                        Class B Common Stock                       1,503,333**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            8.9%**
                        Class B Common Stock                           33.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 8 of 17

This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on June 16, 1998 by Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, and together with RCBA-Strategic Partners, L.P. and RCBA GP, L.L.C., the "Reporting Persons"). This Schedule 13D relates to shares of Class A Common Stock, par value $0.10 and shares of Class B Common Stock, par value $0.10 (collectively, the "Common Stock"), of Scott Technologies, Inc. (formerly Figgie International, Inc.), a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. This amendment to the Schedule 13D is being made because the Reporting Persons, as previously described in the Schedule 13D, now include an affiliated entity, RCBA GP, L.L.C. ("RCBA GP"), as defined below, and the limited partnership for which RCBA GP is the sole general partner which has entered into an agreement to purchase shares of the Class A Common Stock as described in Item 4 below. The following amendments to Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to RCBA GP.

RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner for a limited partnership that has entered into a Stock Purchase Agreement to purchase shares of the Class A Common Stock.

Its principal office is located at 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the Managing Members and Members of RCBA GP, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 9 of 17

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

William C. Johnston   909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA, L.P.

John C. Walker        909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and General Counsel,
                      San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Marketing,
                      San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and Chief Financial
                      San Francisco, CA 94133             Officer, RCBA, L.P.

G. Ben Glass          909 Montgomery St.       USA        Vice President
Member                Suite 400                           Investments,
                      San Francisco, CA 94133             RCBA L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended to add the following information:

The source of funds for the purchases of securities described in Item 4 below, will be the working capital of the limited partnership for which RCBA GP is the sole general partner.


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 10 of 17

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended to add the following additional information:

Pursuant to a Stock Purchase Agreement (the "Agreement") dated as of November 16, 1998 (attached hereto as Exhibit B and incorporated by reference herein), the limited partnership for which RCBA GP serves as the general partner has agreed to buy 274,430 shares of Class A Common Stock (the "Shares") from John
P. Reilly (the "Seller"). The transaction is expected to settle on November 24, 1998. The purchase price will be $14.8125 net per Share for a total purchase price of $4,064,994.38. The purchaser has the right, in its sole and absolute discretion, to assign its rights and obligations under the Agreement to any of its affiliates. The provisions of the Agreement are described in detail in Exhibit B.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Proxy Statement, dated November 10, 1998, there were 13,321,065 shares of Class A Common Stock and 4,549,822 shares of Class B Common Stock issued and outstanding as of October 30, 1998. Based on such information, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock: Stinson, 356,206 (2.6%) shares Class A Common Stock and 402,400 (8.5%) shares of Class B Common Stock; Carpenters Trust, 385,982 (2.8%) shares of Class A Common Stock and 588,927 (12.5%) shares of Class B Common Stock; and, 271,455 (2.0%) shares of Class A Common Stock and 356,571 (7.6%) shares of Class B Common Stock owned by certain of RCBA, L.P.'s other limited partnerships and investment advisory clients. RCBA GP and the partnership for which it serves as the general partner currently hold no shares of the Class A Common Stock or the Class B Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 170,570 shares of Class A Common Stock and 155,435 shares of Class B Common Stock that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,184,213 shares of Class A Common Stock and 1,503,333 shares of Class B Common Stock, which is 8.9% and 33.0%, respectively, of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 11 of 17

securities over which RCBA L.P. has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc or RCBA GP, except to the extent of any pecuniary interest therein.

(c), (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) as noted above, the limited partnership for which RCBA GP serves as the general partner entered into an agreement as of November 16, 1998 to purchase shares of Class A Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.
Exhibit B  Stock Purchase Agreement, dated as of November 16, 1998.

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 12 of 17

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 13 of 17

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  November 20, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member

CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 14 of 17

                                   Exhibit B

                           STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is entered into as of November 16, 1998 by and between John P. Reilly ("Seller") and RCBA Strategic Partners, L.P., a Delaware limited partnership ("Buyer").


                                 BACKGROUND

     A. The Seller is, or will be, at the settlement date through the exercise of options, the owner of a total of 274,430 shares of Class A Common Stock (the "Shares") of Scott Technologies, Inc., a Delaware corporation.

     B. The Seller desires to sell, and the Buyer desires to purchase, all of the Shares upon the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, the parties agree as follows:

     1.    Basic Transaction.

          (a) Purchase of Shares. Pursuant to the terms and conditions set forth below, Seller shall sell to Buyer, and Buyer shall purchase from Seller, 274,430 Shares.

          (b) Purchase Price. The purchase price is $14.8125 net per Share, for a total purchase price of $4,064,994.38 for the 274,430 Shares.

     2.    Conditions; Closing.

          (a) Buyer's Conditions. The Buyer's obligations under this Agreement are conditioned upon all of the Shares being sold to the Buyer.

          (b) Settlement Date. The settlement date shall be November 24, 1998 for the transfer of all Shares. In exchange for the Seller's good delivery of 20,582 shares being transferred on the settlement date, the Buyer will wire transfer immediately available funds into the Seller's account the amount of $304,870.87. Seller shall provide wire transfer instructions to Buyer. In addition, in exchange for the Seller's good delivery of 253,848 shares being transferred on the settlement date, the Buyer will deliver to Scott Technologies, Inc. two (2) cashier's checks in the amounts of $1,650,012 and $2,110,111.50, respectively, payable to Seller.

     3. Representations of Seller. Seller hereby represents, warrants and covenants to Buyer that:

          (a) Ownership. Seller owns or will own his Shares free and clear of any pledge, lien, charge, claim, security interest or other encumbrance of any kind, nature or description. Seller's Shares are or will be validly issued, fully paid and non-assessable.


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 15 of 17

          (b) Authority and Compliance. Seller has full power and authority to transfer his Shares and has complied with or will comply with all legal requirements, if any, in connection with the sale of his Shares. Such transfer will not violate the rights of any third party.

          (c) No Restrictions. The Shares being transferred by Seller are either free of any transfer restrictions applicable to Seller or, if there are any transfer restrictions, Seller has received assurances from the Company that such restrictions will not prevent the transfer of such Shares pursuant to the terms set forth in this Agreement.

     4. Representations of Buyer. Buyer hereby represents, warrants and covenants to Seller that:

          (a) Accredited. Buyer is an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

          (b) Investment Intent. The Shares being acquired by Buyer are being acquired for investment for Buyer's own account, and not with a view to a distribution of any part thereof.

          (c) Transfer. Buyer understands that it must bear the economic risk of this investment in the Shares for an indefinite period of time because the sale to Buyer of Shares has not been registered under the Securities Act, and such Shares cannot be transferred by Buyer unless such transfer is registered under the Act or an exemption from such registration is available.

          (d) Authority and Compliance. Buyer has full power and authority to purchase the Shares and has complied with or will comply with all legal requirements, if any, in connection with the purchase of its Shares.

     5.    Miscellaneous.

          (a) Further Action. Each party agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          (b) Entire Agreement; Successors and Assigns. This Agreement constitutes the entire understanding among the parties with regard to the subjects hereof, superseding all prior understandings, agreements, representations and negotiations, whether oral or written. The terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors and assigns of the parties.

          (c) Choice of Law. This Agreement will be interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts executed and performed entirely therein.


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 16 of 17

          (d) Counterparts. This Agreement may be signed in any number of counterparts and by facsimile, and when so signed and delivered will have the same effect as if all signatures appeared on the same document.

          (e) Notices. All notices required or permitted under this Agreement must be given in writing (which may include facsimile). All notices will be effective upon the earlier of (i) receipt (including confirmation that a facsimile has been received) or (ii) five business days after being deposited in the U.S. mail or two business days after being delivered to an overnight courier, in each case properly addressed as set forth on the signature page hereto, as such address may be changed by proper notice to the other parties.

          (f) Interpretation. All parties have been or have had the opportunity to be assisted by counsel in connection with this Agreement. The normal rule of construction that any ambiguity will be resolved against the drafting party will not be used in the interpretation of this Agreement.

          (g) Amendment of Agreement. This Agreement may be amended only by a written instrument signed by all of the parties.

          (h) Severability. If any provision of this Agreement or the application of any such provision to any party is held by a court of competent jurisdiction to be contrary to law, such provision will be deemed amended to the minimum extent possible to comply with such law, and the remaining provisions of this Agreement will remain in full force and effect.

          (i) Attorneys' Fees. If it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to reasonable costs and expenses, including attorneys' fees and costs, incurred and paid in connection with such action or proceeding.

          (j) Fees and Expenses. Seller and Buyer shall each bear its own respective fees and costs in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including the payment of any commission, finder's fee or similar payment because of any act or omission by such party.

          (k) Assignment by Buyer. Buyer may, in its sole and absolute discretion, assign its rights and obligation under this Agreement to any of its affiliates.


CUSIP NO. 810022103, 810022202   SCHEDULE 13D                    Page 17 of 17


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

SELLER:

JOHN P. REILLY


/s/ John P. Reilly
-------------------------------

Address: 644 Spruce
         Lake Forest, IL 60045


BUYER:

RCBA STRATEGIC PARTNERS, L.P.
By:  RCBA GP, L.L.C., its sole General Partner


By:  /s/ Jeffrey W. Ubben
     --------------------------
     A Managing Member

Address: 909 Montgomery Street
         Suite 400
         San Francisco, California 94133